Exhibit 99.1

August 5, 2026

Dear Shareholder,

You are cordially invited to attend the 2026 Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd. (“we”, “our”, the “Company” or “AudioCodes”), to be held on September 9, 2026, at 3:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). The Meeting will be held at the principal executive offices of the Company located at 6 Ofra Haza Street, Naimi Park, Or Yehuda, Israel. The telephone number at that address is +972-3-976-4099.

At the Meeting, shareholders of the Company will be asked to consider and vote on the matters listed in the Notice. AudioCodes’ Board of Directors recommends that you vote FOR all of the proposals listed in the Notice. Management will also report on the general affairs of AudioCodes, and a discussion period will be provided for questions and comments of general interest to shareholders of the Company.

Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares (as defined below) be represented and voted at the Meeting. Accordingly, after reading the Notice and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided, or, alternatively, vote your shares by either calling the telephone number or visiting the website specified on your voting instruction form or proxy card by the cutoff time so specified. If you vote by telephone or internet, you do not need to mail back your proxy card.

We urge all shareholders of the Company to carefully review the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the United States Securities and Exchange Commission (the “SEC”) on March 30, 2026, and the Company’s quarterly results of operations submitted to the SEC subsequently as reports on Form 6-K, all of which are made publicly available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Doron Nevo
Doron Nevo
Chairman of the Board of Directors

AUDIOCODES LTD.

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NOTICE OF 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 9, 2026

TO THE SHAREHOLDERS OF AUDIOCODES LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd., a company formed under the laws of the State of Israel (“we”, “our”, the “Company” or “AudioCodes”), will be held on September 9, 2026, at 3:00 p.m., local time, at the principal executive offices of the Company located at 6 Ofra Haza Street, Naimi Park, Or Yehuda, Israel (the telephone number at that address is +972-3-976-4099), for the following purposes:

(1)To reelect Mr. Joseph Tenne as a Class II Director for an additional term of three years (“Proposal One”);

(2)To reelect Ms. Shira Fayans Birenbaum as a Class II Director for an additional term of three years (“Proposal Two”);

(3)To ratify the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2026, and to authorize the Board of Directors (the “Board”) (or the Audit Committee of the Board, if so authorized by the Board) to determine the compensation of the auditors (“Proposal Three”); and

(4)To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2025.

The foregoing items of business are more fully described in the Proxy Statement that is attached to this Notice (the “Proxy Statement”) and that is being mailed to the Company’s shareholders as of July 24, 2026 (the “Record Date”). A copy of the Proxy Statement is also available at the following websites: http://www.tase.co.il/ or http://www.magna.isa.gov.il. Furthermore, shareholders of the Company may obtain the Proxy Statement by contacting the Company directly, at the following telephone number: +972-3-976-4099. As more fully described in the Proxy Statement, shareholders of the Company may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than August 12, 2026. If the Company determines that a shareholder proposal has been duly and timely received and is appropriate under applicable Israeli law and the Company’s Articles of Association, the Company will publish a revised agenda in the manner set forth in the Proxy Statement.

Shareholders may review the detailed versions of the proposed resolutions at the principal executive offices of the Company located at 6 Ofra Haza Street, Naimi Park, Or Yehuda, Israel, during regular working hours. Only shareholders who hold Ordinary Shares, nominal value NIS 0.01, of the Company (“Ordinary Shares”) as of the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting and any adjournments thereof.

Each Ordinary Share is entitled to one (1) vote upon each of the matters to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

All Company shareholders of record on the Record Date are cordially invited to attend the Meeting in person. Any shareholder of the Company attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy card.

Shareholders may sign and return proxy cards to the Company no later than September 8, 2026, at 3:00 p.m. Israel time.

FOR THE BOARD OF DIRECTORS
/s/ Doron Nevo
Doron Nevo
Chairman of the Board of Directors

Or Yehuda, Israel, August 5, 2026

AUDIOCODES LTD.

______________________

PROXY STATEMENT FOR 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 9, 2026

This proxy statement (this “Proxy Statement”) is solicited on behalf of the Company’s Board of Directors (the “Board”) of AudioCodes Ltd. (the “Company” or “AudioCodes”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on September 9, 2026, at 3:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice (the “Notice”). The Meeting will be held at the principal executive offices of the Company located at 6 Ofra Haza Street, Naimi Park, Or Yehuda, Israel. The telephone number at that address is +972-3-976-4099.

This Proxy Statement and the related proxy solicitation materials are first being distributed on or about August 5, 2026, and will be mailed to all Company shareholders entitled to vote at the Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.01, of the Company (“Ordinary Shares”) at the close of business on July 24, 2026 (the “Record Date”). You are also entitled to receive notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that was a shareholder of record of the Company at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date.

On the Record Date, 65,922,134 Ordinary Shares were issued, of which 24,152,794 Ordinary Shares were outstanding, and 41,769,340 Ordinary Shares were held in treasury.

Revocability of Proxies

A form of proxy card for use at the Meeting or voting instruction form is attached. Please follow the instructions on the proxy card or voting instruction form. If specified on your voting instruction form or proxy card, you may vote your shares by calling the telephone number or visiting the website specified on your voting instruction form or proxy card by the cutoff time specified. If you vote by telephone or the internet, you do not need to mail back your proxy card.

A shareholder of record may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at 6 Ofra Haza Street, Naimi Park, Or Yehuda, Israel, 6032303, Attn: Legal Department, at least 24 hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairman of the Meeting; (iii) by re-voting by telephone or over the internet (only the latest telephone or internet vote will be counted); (iv) by signing and returning a proxy card with a later date, provided that the later proxy is received by the Company at our principal executive offices, at 6 Ofra Haza Street, Naimi Park, Or Yehuda, Israel, 6032303 no later than 3:00 p.m. local time on September 8, 2026; or (v) by attending and voting in person at the Meeting. However, attendance at the Meeting will not by itself constitute revocation of a proxy.

If you hold ordinary shares through a bank, broker or other nominee, you must contact such firm to revoke any prior voting instructions.

Ordinary Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Meeting, unless you clearly vote against a specific resolution in accordance with this Proxy Statement.

Quorum, Voting and Solicitation

At least two (2) shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold Ordinary Shares conferring in the aggregate more than thirty-three and a third percent (33.33%) of the voting power of the Company. If a quorum is not present within thirty (30) minutes from the Meeting’s scheduled time, the Meeting will be adjourned to the same day the following week (the “Adjourned

Meeting”), at the same time and place or to such other day, time and place as the Board may indicate in a notice to the shareholders. For purposes of determining a quorum, abstaining shareholders shall be deemed present at the Meeting. At the Adjourned Meeting, any number of shareholders who attend such Adjourned Meeting in person or by proxy will constitute a quorum. The Chairman of the Meeting, at which a quorum is present, may, however, adjourn the Meeting to a different day, time or place, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment.

Each outstanding Ordinary Share is entitled to one (1) vote upon each of the matters to be presented at the Meeting.

The Board is soliciting the attached proxy card for the Meeting, primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but such persons will not receive additional compensation for rendering these services (however, they may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation). The Company will bear the cost of the solicitation of proxy cards in connection with the Meeting, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of the Ordinary Shares.

Under Israeli law, if a quorum is present in person or by proxy, “broker non-votes” and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained. “Broker non-votes” are shares held by brokers, banks or other nominees that are present in person or by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers, banks and other nominees have discretionary authority pursuant to the applicable rules set forth under Israeli law to vote on “routine” matters. Therefore, if a brokerage firm holds any Ordinary Shares on your behalf, those Ordinary Shares will not be voted on the reelection of directors (Proposal One and Proposal Two), which are not considered to be routine matters, unless you provide voting instructions by way of your proxy card. Thus, it is critical for each shareholder that holds Ordinary Shares through a bank, broker or other nominee to instruct its bank, broker or other nominee as to how to vote those Ordinary Shares, if the shareholder wants those Ordinary Shares to count in the vote on Proposal One and Proposal Two.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information concerning the compensation earned by the Company’s five most highly-compensated office holders (as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)) for the year ended December 31, 2025, including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Directors, Senior Management and Employees — Compensation” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the United States Securities and Exchange Commission (the “SEC”) on March 30, 2026, a copy of which is publicly available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.

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BOARD OF DIRECTORS

The Board is currently composed of seven (7) directors. The Company’s Articles of Association (the “Articles of Association”) provide for a classified board of directors, with the Company’s directors being divided into Class I, Class II and Class III Directors. Following the Meeting, assuming the reelection of Mr. Joseph Tenne as a Class II Director under Proposal One and the reelection of Ms. Shira Fayans Birenbaum as a Class II Director under Proposal Two, the Board will consist of seven (7) directors.

During the years ended December 31, 2024 and 2025, each of the Company’s directors attended (i) over seventy-five percent (75%) of all Board meetings and (ii) over seventy-five percent (75%) of all of the meetings of each committee of the Board of which such director was a member that were held during such director’s term of service.

The term of each of Mr. Joseph Tenne and Ms. Shira Fayans Birenbaum expires at the Meeting and each of Mr. Tenne and Ms. Fayans Birenbaum have been nominated for reelection at the Meeting (please see Proposal One and Proposal Two). The Company’s Class III Directors, Messrs. Shabtai Adlersberg, Doron Nevo and Stanley Stern, will hold office until the 2027 Annual General Meeting of Shareholders. The Company’s Class I Directors, Ms. Zehava Simon and Mr. Itay Makov, will hold office until the 2028 Annual General Meeting of Shareholders.

In accordance with the Companies Law, each of the Company’s directors who is standing for reelection or election at the Meeting has certified to the Company that he or she meets all the requirements of the Companies Law for the election as director of a public company, and possesses the necessary qualifications, and has sufficient time to devote, in order to fulfill his or her duties as a director of the Company, taking into account the Company’s size and special needs.

Mr. Shabtai Adlersberg, Mr. Doron Nevo, Mr. Stanley Stern, Mr. Itay Makov and Ms. Zehava Simon are not standing for reelection at the Meeting. Accordingly, biographical information concerning each of the foregoing directors follows for informational purposes only.

Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as our President, Chief Executive Officer and one of our directors since inception. Until December 2012, Mr. Adlersberg also served as the Chairman of the Board. Mr. Adlersberg co-founded DSP Group, a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As Vice President of Engineering, Mr. Adlersberg established a research and development team for digital cellular communication which was spun-off in 1992 as DSP Communications. Mr. Adlersberg holds an M.Sc. in Electronics and Computer Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, or the Technion.

Doron Nevo has served as one of our directors since 2000 and as Chairman of the Board since April 2025. Mr. Nevo is co-Founder and CEO of Forsait Labs, a company turning employees’ AI Interactions into organizational measurable operational data. Mr. Nevo was co-Founder and CEO of MultiVu, a 3D imaging company, from 2019 to 2023. From 2001 to 2018, Mr. Nevo was co-Founder, President and CEO of KiloLambda Technologies. From 1999 to 2001, Mr. Nevo was involved in fundraising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel. He also serves as a director of Hadasit Bio-Holdings (TASE: HBL) and of several private companies. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion — Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

Stanley Stern has served as one of our directors since 2012 and served as our Chairman of the Board from December 2012 to April 2025. Mr. Stern is the Managing Partner of Alnitak Capital, which he founded in 2013 to provide board level strategic advisory services and merchant banking services, primarily to companies in technology-related industries. From 1981 to 2000 and from 2004 to 2013, he was a Managing Director at Oppenheimer & Co, where, among other positions, he was head of the investment banking department and technology investment banking group. He also held positions at Salomon Brothers, STI Ventures and C.E. Unterberg. Mr. Stern has served as a member of the board of directors of the following U.S. public and private companies: Ormat Technologies, Inc. (NYSE: ORA) since 2015, Tigo Energy, Inc. (Nasdaq: TIGO) since 2015 and Radware Ltd. (Nasdaq: RDWR) since September 2020.

Mr. Stern previously served from 2015 to 2018 as the chairman of the board of directors of SodaStream International Ltd., a U.S. public company until its sale to PepsiCo in 2018, and as a member of the board of directors of the following public and private companies, for which he no longer serves as a director: Given Imaging Ltd., Fundtech Inc., Tucows, Inc. (chairman), Polypid Ltd., Odimo, Inc., and Ekso Bionics Holdings, Inc. (lead Independent director). Mr. Stern received his M.B.A. from Harvard Business School and a B.S. from Queens College.

Itay Makov has served as one of our directors since September 2025. Until September 2025, Mr. Makov served as Head of Investment Banking at Citigroup Israel, a position he had held since 2006. He joined Citigroup in 1995 and had held various senior roles over his 30-year career with the bank. Mr. Makov has advised Israeli and international companies and investors on mergers and acquisitions, equity transactions, and debt issuances across a wide range of industries. From 2009 to 2021, Mr. Makov also led Citigroup’s Corporate Banking business in Israel, managing key client relationships. He began his career at Citigroup as an Equity Research Analyst in London before transitioning to Investment Banking. Mr. Makov is the vice chairman of Electreon Wireless (TASE: ELWS) and serves on the boards of Michpal Technologies (TASE: MCPL), Tishrei Ltd., a privately held non-bank lender , as well as OPC Energy (TASE: OPCE). Mr. Makov holds an M.B.A. from Columbia Business School and a B.A. in Accounting and Economics from Tel Aviv University. Mr. Makov is also a Certified Public Accountant in Israel.

Zehava Simon has served as one of our directors since February 2014. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation. In her last position at Intel, she led Finance and Operations and Business Development for Intel in Israel. Ms. Simon has served as a board member of various companies, including Tower Semiconductor from 1999-2004, M-Systems from 2005-2006, InSightec from 2005-2012 and Amiad Water System Ltd. from 2014-2020. Ms. Simon is also a board member at NOVA Ltd. (NASDAQ: NVMI) and NICE Ltd. (NASDAQ: NICE). Ms. Simon holds a bachelor’s degree in Social Sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and a master’s degree in Business and Management from Boston University.

The Independence of the Company’s Board of Directors

A majority of the Company’s directors must meet the independence standards specified under NASDAQ’s Corporate Governance Requirements. Following the Meeting, the Board will consist of seven members, six of whom will be independent under NASDAQ’s Corporate Governance Requirements. Specifically, the Board has determined that each of Ms. Shira Fayans Birenbaum, Mr. Itay Makov, Mr. Doron Nevo, Ms. Zehava Simon, Mr. Stanley Stern and Mr. Joseph Tenne meets the independence standards of NASDAQ’s Corporate Governance Requirements. In reaching this conclusion, the Board determined that (i) none of these directors has a relationship, with the Company or otherwise, that would preclude a finding of independence, and (ii) the other relationships that these directors have with the Company do not otherwise impair their independence. None of the Company’s directors, other than Mr. Shabtai Adlersberg, is currently a member of the Company’s executive team.

PROPOSAL ONE

REELECTION OF MR. JOSEPH TENNE AS A CLASS II DIRECTOR FOR AN ADDITIONAL TERM OF THREE YEARS

Background

The Nominating Committee has recommended that Mr. Tenne be reelected to serve as a Class II Director until the 2029 Annual General Meeting of Shareholders, and until his successor is elected and qualified, or until his office is vacated in accordance with the Articles of Association or the Companies Law.

Biographical information concerning Mr. Tenne is set forth immediately below.

Joseph Tenne has served as one of our directors since June 2003. Mr. Tenne serves as a director of OPC Energy Ltd. (TASE: OPCE), Electreon Wireless Ltd. (TASE: ELWS), Luzon Credit and Finance Ltd. (formerly known as Tarya Israel Ltd.) (TASE: LUZC) and Gauzy Ltd. (NASDAQ: GAUZ). Mr. Tenne served as a director of MIND CTI Ltd. (NASDAQ: MNDO) until May 2026. Mr. Tenne served as a financial executive at Itamar Medical Ltd. (NASDAQ and TASE: ITMR (until December 2021)) from May 2017 to August 2023. From August 2014 to April 2017, Mr. Tenne served as the Vice President Finance and Chief Financial Officer of Itamar Medical Ltd. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc. (NYSE and TASE: ORA). From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel (PwC Israel) and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Proposal

The shareholders of the Company are being asked to reelect Mr. Joseph Tenne as a Class II Director for a term until the 2029 Annual General Meeting of Shareholders, and until his successor is elected and qualified or until his office is vacated in accordance with the Articles of Association or the Companies Law. Management has not been made aware of any current circumstances that would render Mr. Tenne unable to accept his nomination or reelection.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Mr. Joseph Tenne to the Board of Directors of the Company to serve as a Class II Director for a term of three (3) years until the 2029 Annual General Meeting of Shareholders and until his successor is elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal One.

Board Recommendation

The Board hereby recommends a vote “FOR” the reelection of Mr. Joseph Tenne as a Class II Director for a term of three (3) years until the 2029 Annual General Meeting of Shareholders and until his successor is elected and qualified, or until his office is vacated in accordance with the Articles of Association or the Companies Law.

PROPOSAL TWO

reELECTION OF MS. SHIRA Fayans Birenbaum AS A CLASS II DIRECTOR
FOR AN ADDITIONAL TERM OF THREE YEARS

Background

The Nominating Committee has recommended that Ms. Fayans Birenbaum be reelected to serve as a Class II Director until the 2029 Annual General Meeting of Shareholders, and until her successor is elected and qualified, or until her office is vacated in accordance with the Articles of Association or the Companies Law.

Biographical information concerning Ms. Fayans Birenbaum is set forth immediately below.

Shira Fayans Birenbaum has served as one of our directors since March 2022. Ms. Shira Fayans Birenbaum currently serves as a board member at several publicly traded and private international companies, including as Vice Chairman of the board of Marriott Vacation Club International Thailand. Ms. Fayans Birenbaum has 25 years of experience as a Board Member and Chairwoman serving in all committees in publicly traded companies such as technology, investment houses, banks, insurance, real estate, manufacturers, semiconductor and educational institutions, in companies such as DSGP, POMVOM, ION Acquisition Corp 3 Ltd. and Anan Datacenters. From 2014 to the end of 2019, Ms. Fayans Birenbaum held the position of COO and CMO of Microsoft Israel, leading Digital Transformation, and from 2021 to 2023 held the position of President Global of CYMPIRE LTD. Ms. Fayans Birenbaum has extensive experience in Executive C Level positions in her previous roles. Ms. Fayans Birenbaum holds an M.B.A. and B.A. both from Tel Aviv University and marketing management certification studies from The College of Management Academic Studies.

Proposal

The shareholders of the Company are being asked to reelect Ms. Fayans Birenbaum as a Class II Director for a term until the 2029 Annual General Meeting of Shareholders, and until her successor is elected and qualified or until her office is vacated in accordance with the Articles of Association or the Companies Law. Management has not been made aware of any current circumstances that would render Ms. Fayans Birenbaum unable to accept her nomination or reelection.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Ms. Shira Fayans Birenbaum to the Board of Directors of the Company to serve as a Class II Director for a term of three (3) years until the 2029 Annual General Meeting of Shareholders and until her successor is elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Two.

Board Recommendation

The Board hereby recommends a vote “FOR” the reelection of Ms. Shira Fayans Birenbaum as a Class II Director for a term of three (3) years until the 2029 Annual General Meeting of Shareholders and until her successor is elected and qualified, or until her office is vacated in accordance with the Articles of Association or the Companies Law.

Proposal THREE

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF AUDITORS’ COMPENSATION

Background

The Audit Committee of the Board (the “Audit Committee”) and the Board have each selected the accounting firm Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors to audit the Consolidated Financial Statements of the Company for the year ending December 31, 2026. Kost, Forer, Gabbay & Kasierer have audited the Company’s books and accounts since the year ended December 31, 1997.

Proposal

Shareholders of the Company are being asked to (i) ratify the selection of Kost, Forer, Gabbay & Kasierer as the Company’s independent auditors for the year ending December 31, 2026 and (ii) authorize the Board to set the compensation of Kost, Forer, Gabbay & Kasierer. Subject to the shareholders of the Company approving such authorization, the Board intends to further delegate the authority to set the compensation of Kost, Forer, Gabbay & Kasierer to the Audit Committee. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, Kost, Forer, Gabbay & Kasierer in accordance with the U.S. Sarbanes-Oxley Act of 2002, as amended from time to time, and the rules promulgated thereunder.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer as the Company’s independent public accountants for the fiscal year ending December 31, 2026 be, and it hereby is, ratified, and that the Board of Directors (or the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Three.

Board Recommendation

The Board hereby recommends a vote “FOR” the ratification of the appointment of Kost, Forer, Gabbay & Kasierer as the Company’s independent auditors for the year ending December 31, 2026 and the authorization of the Board (or the Audit Committee, if authorized by the Board) to fix the compensation of such auditors.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2025

In accordance with Section 60(b) of the Companies Law, shareholders of the Company are hereby invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2025. The Company’s Annual Report on Form 20-F for the year ended December 31, 2025, including the audited Consolidated Financial Statements of the Company, was filed with the SEC on March 30, 2026, and is publicly available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by the shareholders of the Company at such meeting, and provided that the foregoing holdings threshold for submission of a proposal for the nomination of a candidate to serve on the board of directors (or for the removal of an incumbent director) is five percent (5%). Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to the Company’s Chief Legal Officer at the following address: 6 Ofra Haza Street, Naimi Park, Or Yehuda, Israel, Attention: Chief Legal Officer. For a shareholder proposal to be considered for inclusion in the Meeting, the Company’s Chief Legal Officer must receive the written proposal no later than August 12, 2026. If the Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Meeting, the Company will publish a revised agenda for the Meeting no later than August 19, 2026 by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC.

Shareholder Proposals for the Annual General Meeting in 2027

To be considered for inclusion in the Company’s proxy statement for the Company’s Annual General Meeting in 2027 (the “2027 AGM”) pursuant to the Companies Law, shareholder proposals must (i) be provided in writing and properly submitted to the Company’s Chief Legal Officer (at 6 Ofra Haza Street, Naimi Park, Or Yehuda 6032303, Israel) and (ii) otherwise comply with the requirements of the Companies Law. In addition to any matters as the Board shall decide to include in the agenda, the Company currently anticipates that the agenda for the 2027 AGM will include: (1) the election (or reelection) of the Class III Directors; (2) the approval of the appointment (or re-appointment) of the Company’s independent auditors and authorization of the compensation of the independent auditors; and (3) a presentation and discussion of the audited Consolidated Financial Statements of the Company for the year ended December 31, 2026 and the auditors’ report for such period.

Pursuant to Section 66(b) of the Companies Law and the regulations promulgated thereunder, shareholders of the Company who hold at least one percent (1%) of the outstanding Ordinary Shares are generally permitted to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders, provided that the foregoing holdings threshold for submission of a proposal for the nomination of a candidate to serve on the board of directors (or for the removal of an incumbent director) is five percent (5%). Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2027 AGM by submitting their proposals in writing to the Company at the following address: AudioCodes Ltd., 6 Ofra Haza Street, Naimi Park, Or Yehuda 6032303, Israel, Attention: Chief Legal Officer. For a shareholder proposal to be considered for inclusion in the agenda for the 2027 AGM, the Company’s Chief Legal Officer must receive the written proposal no later than June 13, 2027; provided, that, if the date of the 2027 AGM is advanced by more than thirty (30) calendar days prior to, or delayed (other than as a result of adjournment) by more than thirty (30) calendar days after, the first anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of: (i) the seventh (7th) calendar day following the day on which the Company calls and provides notice of the 2027 AGM; and (ii) the fourteenth (14th) calendar day following the day on which public disclosure of the date of the 2027 AGM is first made.

In general, a shareholder proposal must be in English and must set forth: (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person; (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) (the “Exchange Act”) by the proposing shareholder; (iii) if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such Ordinary Shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iv) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company; (v) the proposing shareholder’s purpose(s) for making the proposal; (vi) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2027 AGM; (vii) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest; (viii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided; (ix) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board; and (x) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder and the proposing shareholder shall be entirely responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law (including the Companies Law) and the Articles of Association. The Company may disregard any shareholder proposals that are not timely and validly submitted in accordance with applicable law (including the Companies Law) and the Articles of Association.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2027 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of 2026 Annual General Meeting of Shareholders.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

The Company is first distributing this Proxy Statement and the enclosed form of proxy on or about August 5, 2026, and will mail the same to the Company’s shareholders. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company may solicit proxies by telephone, in person, or by other means. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of the Ordinary Shares held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 was filed with the SEC on March 30, 2026, and is publicly available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, and under the “Investor Relations” section of the Company’s website at www.audiocodes.com. In addition, the Company has periodically filed press releases with the SEC on Form 6-K, which are also available for viewing and download on the SEC’s website at www.sec.gov. Shareholders may also download a copy of these documents without charge on the Company’s website at www.audiocodes.com.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should therefore not be taken as an admission that the Company is subject to any of these proxy rules.

By Order of the Board of Directors
/s/ Doron Nevo
Doron Nevo
Chairman of the Board of Directors

Dated: August 5, 2026